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July 20, 2011

VIA EDGAR AND FACSIMILE

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Trina Solar Limited
Schedule TO-I
Filed July 12, 2011
File No. 005-82526

Dear Ms. Kim:

This letter sets forth the responses of Trina Solar Limited (the “Company”) to the comments contained in the letter dated July 15, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s tender offer statement on Form Schedule TO (the “Schedule TO-I”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Offer to Purchase

General

1.	We note that the issuer did not give timely notice of the put option to security holders as required by the indenture. Please revise to describe the consequences of the untimely notice to the issuer and to security holders. If applicable, please describe any rights or remedies that security holders may have as a result of the late notice.

The Company has inadvertently omitted to provide notice to its noteholders in connection with their repurchase option (“Put Option”) under the indenture. To honor its obligations under the indenture, the Company has provided notice to all holders that it will accept notes for purchase at any time prior to the close of business of an extended expiration date, August 9, 2011. As part of the purchase price to be paid as of August 10, 2011, the Company will include in the payment any accrued but unpaid interest. The Company has made such disclosure in the Schedule TO-I.

July 20, 2011

In addition to interest, the Company does not believe that there are any other consequences. Under the terms of the Indenture, the Company’s failure to comply with any of its other agreements contained in the notes or the indenture, which failure continues for 60 days after the written notice of such default from the trustee or holder of at least 25% in principal amount of the notes then outstanding has been received by it, would be deemed an event of default. The Company has extended the date of repurchase to 26 days after the original expiration date and has agreed to pay any interest that has been accrued but unpaid. The Company is of the view that once it pays the purchase price of any notes that has been tendered, including any accrued but unpaid interest to the extended date, then the Company’s put option obligation will have been cured. The Company has amended Item 4(a) of the Schedule TO-I by adding the following:

“Once the Company pays the Option Purchase Price of any Securities that have been tendered, including any accrued but unpaid interest, there is no other consequence due to its late notice and the Company’s obligations under the Put Option will be cured.”

Exhibit 99(a)(5)

2.	In future filings, please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

In response to the Staff’s comment, the Company has filed the revised Exhibit 99(a)(5) to replace Exhibit 99(a)(5) filed on July 12, 2011. The Company advises the Staff that the Company will not make further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

*        *        *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 20, 2011

If you have any additional questions or comments regarding the Schedule TO-I, please give me a call at (8610) 5965-7016 (work) or (86) 138-1073-2055 (cell).

Thank you for your time and attention.

Yours sincerely,

/s/ Benjamin Su

Benjamin Su of LATHAM & WATKINS LLP

cc:	Jifan Gao, Chairman and Chief Executive Officer
Terry Wang, Chief Financial Officer
David T. Zhang. Latham & Watkins